SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 27 May 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Friday May 27, 2011

BT Group plc

ANNUAL REPORT & FORM 20-F 2011

BT announces to holders of its American Depositary Shares that the above document has been filed today with the US Securities and Exchange Commission and is available on our website at www.bt.com/annualreport

Hard copies of the Annual Report & Form 20-F 2011 will be available free of charge, upon request from:

JPMorgan Chase Bank, N.A.
PO Box 64504
St Paul, MN 55164-0504
United States of America

Email:
jpmorgan.adr@wellsfargo.com

Tel:
+1 800 990 1135 (General), or
+1 651 453 2128 (from outside the US)
+1 800 428 4237 (Global Invest Direct)

Website:
www.adr.com

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 27 May 2011